1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2007
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑                    Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐                    No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC December 2006 Sales Report
Hsinchu, Taiwan, R.O.C. — January 10, 2007 — TSMC (TAIEX: 2330, NYSE: TSM) today announced its net sales for December 2006: on an unconsolidated basis, sales were NT$22,376 million, a decrease of 9.4 percent from November 2006 and a decrease of 18.4 percent from December 2005. Full-year sales for 2006 increased 18.6 percent over 2005, to a record high of NT$313,882 million.
On a consolidated basis, net sales for December 2006 were NT$ 22,871 million, a decrease of 8.7 percent from November 2006; full-year sales for 2006 totaled NT$ 317,407 million.
TSMC Sales Report (Unconsolidated):

			(Unit: NT$ million)
Net Sales	2006*	2005	Increase (Decrease) %
December	22,376	27,416	(18.4)
January through December	313,882	264,588	18.6

*	Year 2006 figures have not been audited.
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
Deputy Director, PR Department, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-505-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
January 10, 2007
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of December 2006.
1)	Sales volume (in NT$ thousand)

Period	Items	2006	2005
Dec.	Net sales	22,376,087	27,415,723
Jan.-Dec.	Net sales	313,881,635	264,588,364
2)	Funds lent to other parties (in NT$ thousand)

	Limit of lending	Dec.	Bal. as of period end
TSMC	96,227,225	—	—
TSMC’s subsidiaries	32,203,805	—	—
3)	Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Dec.	Bal. as of period end
TSMC	120,284,032	—	—
TSMC’s subsidiaries	N/A	—	—
TSMC endorses for subsidiaries		—	—
TSMC’s subsidiaries endorse for TSMC		—	—
TSMC endorses for PRC companies		—	—
TSMC’s subsidiaries endorse for PRC companies		—	—
4)	Financial derivative transactions (in NT$ thousand)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	—	26,894,880	—	—
	Mark to Market Profit/Loss	—	33,850	—	—
Expired Contracts	Notional Amount	37,187,474	423,526,934	2,944,840	2,944,840
	Realized Profit/Loss	8,962	(1,658,609)	—	—
TSMC’s subsidiaries

Hedging purpose (for assets / liabilities denominated in foreign currencies)

				Others
		Forward	Swap	Buy put	Sell call
Margin Payment		—	—	—	—
Premium Income (Expense)		—	—	—	—
Outstanding Contracts	Notional Amount	10,709	—	—	—
	Mark to Market Profit/Loss	(113)	—	—	—
Expired Contracts	Notional Amount	702,318	—	—	—
	Realized Profit/Loss	2,603	—	—	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: January 10, 2007	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer